Mail Stop 4561

July 25, 2006

Adam Yan
Chairman and Chief Executive Officer
No. 10 Building
BUT Software Park
No. 1 Disheng North Street
BDA, Yizhuang District
Beijing 100176, People's Republic of China

Re: e-Future Information Technology, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form F-1
File No. 333-126007
Filed July 3, 2006

Form 20-F for the fiscal year ended December 31, 2005
File No. 0-51375

Dear Mr. Yan:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1
General

1.   Explain that the purpose of this post-effective amendment is, in part, to extend the date
        by which escrow must be broken since minimum proceeds (in fact, no proceeds) were
        received by the initial termination date.

2.   Your initial filing reflected the fact the officers and directors could purchase an unlimited
        number of shares in order to meet the minimum offering amount. It appears that they
        decided not to purchase any shares by the initial termination date.   Please supplementally
        discuss the reasons why this occurred.

Financial Statements

Note 1. Organization and Nature of Operations

Restatements of Financial Statements, page F-7

3.   We note your discussion of certain restatements related to your financial statements as of
        and for the year ended December 31, 2004. Tell us about the facts and circumstances
        surrounding these restatements. As part of your response, describe the underlying
        transactions. Also, explain when and why the original, incorrect entries were made.
        Finally, tell us when and how the errors were identified and corrected.

Form 20-F for the fiscal year ended December 31, 2005

Item 14. Controls and Procedures, page 81

4.   We note you filed a Form 20-F on June 30, 2006 and concluded that disclosure pursuant
        to Item 15 of Form 20-F was "Not Applicable." However it appears Items 15(a) and
        15(d) are applicable to Form 20-F. See Release No. 33-8124 (August 28, 2002). Please
        advise or revise accordingly. In addition, in your revisions or supplemental response
        consider the impact of the restatement discussed in the comment above and the absence
        of disclosure pursuant to Items 15(a) and 15(d) on the required conclusions.

                                *   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Brad Skinner, Accounting Branch Chief at (202) 551-3489 you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or the undersigned at (202) 551-3730.

Sincerely,

Barbara Jacobs
Assistant Director

cc: Via Facsimile
        Bradley A. Haneberg, Esq.
        Kaufman & Canoles
        III James Center, 1051 East Cary Street, 12th Floor
        Richmond, Virginia 23219

Facsimile: (804) 771-5777